Griffinest Asia Securities, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statement
For the Year Ended March 31, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66571

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Griffinest Asia Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3452 East Foothill Blvd, Suite 100
(No. and Street)

Pasadena	CA	91107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Katie Tai	626-792-1388	ktai@griffinasia.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Katie Tai_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Griffinest Asia Securities, LLC_____, as of _____March 31_____, 2_023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

**PLEASE SEE ATTACHED
NOTARY CERTIFICATE**

Signature: _____

Title: _____FINOP_____

_____
Notary Public

This filing** contains (check all applicable boxes):
- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22nd day of May, 20 23, by Katie Tai

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

RUIZHEN CUI
COMM. # 2416671
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Commission Expires
September 18, 2026
RSI1

Signature [signature]

(Seal)

Griffinest Asia Securities, LLC
Statement of Financial Condition
March 31, 2023

Assets

Cash and cash equivalents	$	1,718,496
Receivable from clearing broker		321,860
Deposit with clearing broker		537,626
Marketable securities, FMV		2,706,212
Commission receivable		30,000
Other receivable		1,605
Related party receivable		21,729
Property and equipment, net		13,711
Prepaid expenses		1,852
Deposits		14,243
Right-of-Use Asset		97,659
Total assets	$	5,464,993

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	883,474
Payable to clearing broker		5,885
Lease Liability		116,401
Total liabilities		1,005,760

Commitments and contingencies

Member's equity

Member's equity		4,459,233
Total member's equity		4,459,233
Total liabilities and member's equity	$	5,464,993

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
Griffinest Asia Securities, LLC (the "Company") was formed on March 23, 2004 under the name Fubon Securities USA, LLC ("Fubon") in the State of California. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including retailing corporate equity and debt securities, mutual fund retailer and options.

The Company is wholly owned subsidiary of Griffinest Asia Capital, Inc. a California Corporation.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than one year, that are not held for sale in the ordinary course of business and certain balances from it's clearing broker and subject to takings.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income is recorded on a settlement date basis. Accounting Principles Generally Accepted in the United States of America (US GAAP) requires securities transactions to be recorded on a trade date basis, however, the difference between trade date and settlement date accounting for the Company's commission income is immaterial. 12b-1 fees are included in commission income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company has adopted FASB ASC 820, Investments -- Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated as a disregarded entity; therefore in lieu of business income taxes imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Note 2:   RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of this March 31, 2023, the receivable from clearing broker of $321,860 was pursuant to this clearance agreement. Additionally $1,557,561 of cash from clearing broker is included in cash on the Statement of Financial Condition.

Note 3:   DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate.   The balance at March 31, 2023 was $537,625.

Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Computer hardware	$ 73,515	5
Furniture and fixtures	2,334	7
Office equipment	22,902	5
Software development	6,680	3
Total cost of property and equipment	105,431	
Less: accumulated depreciation	(91,720)	
Property and equipment, net	$ 13,711	

Note 5: 401(k), CASH BLANACE PLAN & PROFIT SHARING PLAN

The Company has established a qualified employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan allows all full-time employees who have completed three months consecutive employment to defer compensation up to $20,500 per annum on a pre-tax basis through contributions made to the plan. The Company makes matching contributions on a dollar-to- dollar basis up to 5% of the employee's compensation, the total employer contribution was $19,005 for the year ended March 31, 2023. Employee contributions vest 100% immediately, while the Company's matching contributions vest over a 5-year period beginning the year after contribution.

Effective January 1, 2020, the Company established a Cash Balance Plan and a Profit Sharing Plan for all eligible employees who have completed 1-year of eligible service from the employee's date of hire and at least one thousand (1000) hours credited during an eligibility computation period. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

For the Cash Balance Plan, each year the Company is required to contribute an actuarially determined amount to the plan sufficient to fund the benefits provided under the plan. The amount of the contribution varies from year to year depending on such factors as the covered participant's ages and the trust's investment gains and losses.

For the Profit Sharing Plan, the Company may make a profit sharing contribution to the plan each year and in such amount, if any, as it may determine. All employees are eligible except members of a collective bargaining unit and nonresident aliens with no U.S. with at least 1000 hours credited during an eligibility computation period.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument.   It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into an operating lease agreement for its office facilities in the city of Pasadena, California on October 31, 2019. The lease is for five years commencing November 1, 2019 and ending on October 31, 2024; refer to note 12

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000.   At times during the fiscal year ended March 31, 2023, each balance held in financial institutions were covered by the FDIC and in excess of SIPC's insured limits. The Company has not experienced any loss resulting from the insufficient deposit insurance coverage and does not anticipate such loss in the future.

In the normal course of business, the Company is subject to pending and threatened legal actions. These financial statements do not have any adjustments for any pending or threatened matters that existed as of March 31, 2023.

Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2023 or during the year ending March 31, 2023.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2023, the Company had net capital of $4,306,659 which was $4,206,659 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($908,101) to net capital was 0.21 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates("ASUs").

For the year ending March 31, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was preformed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements.

Note 12: LEASE

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended March 31, 2023 are as follows:

Operating lease cost	$79,621
Short term lease cost	10,355
Total occupancy and equipment rental	$89,976

Amounts reported in the Statement of Financial Condition as of March 31, 2023 are as follows:

Operating lease:	
Right-of-use asset	$97,659
Lease liability	$116,401

Maturities of lease liabilities under the noncancelable operating lease as of March 31, 2023 are as follows:

2023 - 2024	76,103
2024	49,325
Total undiscounted lease payments	$125,428
Less imputed interest	(9,027)
Total lease liability	$116,401

Other information as of March 31, 2023:

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") of 8% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

Note 13: RELATED PARTY

Under an expense sharing agreement, the Company is owed $ 12,098 from an affiliate, Griffinest Asia Asset Management LLC("GAAM") for communication, equipment rental, office expenses, rent and other shared administrative expenses paid for by the Company and allocated to GAAM during the year ended March 31, 2023.

Note 14: MARKETABLE SECURITIES, FMV

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2023.

Assets	Level 1	Level 2	Level 3	Total
Marketable securities, FMV	$ 2,706,212	$	$	$ 2,706,212
TOTALS	$ 2,706,212	$ -	$ -	$ 2,706,212

Marketable securities held by the Company consist of fixed income US treasuries. Marketable securities are classified as trading securities and stated at their fair market value based on quoted prices in active markets.